ATLANTIC CITY ELECTRIC TRANSITION FUNDING, LLC.
PRO FORMA BALANCE SHEETS
(Dollars in Millions)
(Unaudited)

	June 30, 2003	Pro Forma Adjustments		Pro Forma
ASSETS				
Current Assets				
Restricted funds held by trustee	$ 13.1	$ -		$ 13.1
Transition bond charge receivable for Servicer	20.8	-		20.8
	33.9	-		33.9
Investments and Other Assets				
Bondable transition property, net	409.6	152.0	(1)	561.6
Deferred financing costs	6.8	-		6.8
Other	2.2	-		2.2
	18.6	152.0		570.6
Total Assets	$ 452.5	$ 152.0		$ 604.5
CAPITALIZATION AND LIABILITIES				
Current Liabilities				
Short-term debt	$ 24.1	$ -		$ 24.1
Interest accrued	10.6	-		10.6
	34.7	-		34.7
Long-term Debt	415.6	152.0	(1)	567.6
Member's Equity	2.2	-		2.2
Total Capitalization and Liabilities	$ 452.5	$ 152.0		$ 604.5